Exhibit 99.8

CONSENT OF REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Largo Inc.

We consent to the use of our report dated March 28, 2025 on the consolidated financial statements of Largo Inc. (the “Entity”) which comprise the consolidated statement of financial position as at December 31, 2024, the related consolidated statement of income (loss) and comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2024, and the related notes (collectively the “consolidated financial statements”) which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2024.

We also consent to the incorporation by reference of such report in the Registration Statements No. 333-256282 on Form F-10, and No. 333-258713 on Form S-8 of the Entity.

/s/ KPMG LLP

March 28, 2025

Toronto, Canada